Filed pursuant to Rule 424(b)(3)

File No. 333-280361

Supplement to the

AB Private Lending Fund

August 7, 2024 Prospectus

Effective immediately, “Multi-Class Exemptive Relief” on page v is hereby amended and restated in its entirety as follows.

MULTI-CLASS EXEMPTIVE RELIEF

This prospectus relates to our Common Shares of Class S, Class D, and Class I. We have been granted exemptive relief by the SEC to offer multiple classes of Common Shares.

Effective immediately, the following is hereby added as the second to last paragraph of “Can I request that my shares be repurchased?” on page 17 of the “Prospectus Summary” and as the fifth paragraph of “Share Repurchase Program” on page 166.

In addition, the Fund’s Common Shares may also be sold to certain feeder vehicles primarily created to hold the Fund’s Common Shares that in turn offer interests in such feeder vehicles to non-U.S. persons. In certain markets, feeder vehicles may be established that impose an early repurchase deduction that corresponds to the Early Repurchase Deduction established by the Fund. The Fund may look through such feeder vehicles in applying its Early Repurchase Deduction, such that the feeder vehicle will receive repurchase proceeds in an amount equal to the amount due to feeder vehicle investors under the feeder vehicle’s repurchase deduction policy. For certain feeder vehicles in other markets, the Fund may not apply the Early Repurchase Deduction to the feeder vehicles or underlying investors, often because of administrative or systems limitations. The Early Repurchase Deduction, if applied, will be retained by the Fund for the benefit of remaining shareholders across all shares.